Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: August 27, 2014

The following news release was issued by Chiquita on August 27, 2014.

News Release

Contacts:

Steve Himes, 980-636-5636, shimes@chiquita.com, (Investors & Analysts)

Ed Loyd, 980-636-5145, eloyd@chiquita.com, (Media)

CHIQUITA MAILS LETTER TO SHAREHOLDERS

Company Files Investor Presentation Highlighting Benefits of Proposed Combination with Fyffes

Chiquita Board of Directors Unanimously Recommends Shareholders Vote FOR
Proposed Transaction with Fyffes

CHARLOTTE, N.C., August 27, 2014 – Chiquita Brands International, Inc. (NYSE:CQB) (“Chiquita”) today will be mailing a letter to its shareholders which highlights key parts of a presentation the Company filed with the U.S. Securities and Exchange Commission ("SEC") regarding Chiquita’s proposed merger with Fyffes plc (ESM: FFY ID: AIM: FFY LN) (“Fyffes”) and the upcoming special meeting of Chiquita shareholders to vote on the proposed merger.

Chiquita’s Board of Directors unanimously recommends that shareholders vote “FOR” the proposed transaction with Fyffes. The Board firmly believes that the unsolicited offer from the Cutrale Group and the Safra Group (“Cutrale / Safra”) announced on August 11, 2014, to acquire all of the outstanding stock of Chiquita for $13.00 per share in cash, is inadequate and not in the best interests of Chiquita shareholders. The Board determined that, at this time, ChiquitaFyffes is the best alternative for Chiquita shareholders and that engaging in discussions in response to an inadequate and highly conditional offer is unlikely to lead to a superior proposal.

The full text of the letter is below:

August 27, 2014

Dear Fellow Chiquita Shareholder,

We are writing to you today regarding Chiquita’s upcoming Special Meeting of Shareholders, which will be held September 17, 2014. At this meeting, you will be asked to make an important decision regarding the future of your Company by voting on the pending proposed merger with Fyffes, which would create a global banana and other fresh produce company with approximately $4.2 billion in annual revenues.1

In connection with this meeting, Chiquita has filed a presentation with the U.S. Securities and Exchange Commission ("SEC") that details the many reasons why your Board of Directors unanimously recommends that Chiquita shareholders vote “FOR” the proposed transaction with Fyffes. Chiquita has a strong, capable, and experienced Board that understands its fiduciary duties and is committed to, and focused on, enhancing shareholder value. Over the last two years, the Board has broadened its management, initiated and presided over a significant and successful shift in business strategy, and has also consistently and thoroughly reviewed value-maximizing opportunities, and in so doing unanimously determined that a combination with Fyffes is in the best interest of Chiquita shareholders.

[1]	Figure represents pro-forma combined 2013 revenue (excluding share of revenue of Fyffes joint ventures of $326 million) and is not a projection of how the combined group will trade.

Highlights of the presentation are outlined below.

CHIQUITA BOARD STRONGLY BELIEVES IN STRATEGIC MERITS AND VALUE PROVIDED BY PROPOSED TRANSACTION WITH FYFFES

The Chiquita Board has unanimously reaffirmed its recommendation that Chiquita shareholders vote to approve the definitive merger agreement between Chiquita and Fyffes. The Chiquita Board has studied numerous alternatives over the last few years and believes that the Chiquita and Fyffes combination is the most realistic and compelling.

The combination with Fyffes accelerates Chiquita’s “Return to the Core” strategy and should enable Chiquita to achieve higher, more predictable cash flow and to immediately deleverage, further improving the Company’s financial profile. Benefits of the transaction include:

•	Combining two strong companies with complementary skills, a recognized portfolio of brands and global capabilities: The Chiquita and Fyffes combination would create a leading global produce company with the #1 position in bananas and a significant presence in packaged salads, melons and pineapples. The combination unites U.S. and European platforms and creates a more diverse company with a more stable end market and risk-improved sourcing portfolio.

•	Highly complementary tropical fruit businesses offer significant and achievable potential cost synergies: Since the announcement on March 10, 2014, Chiquita and Fyffes have identified an additional $20 million of synergies for a total of at least $60 million in annualized cost synergies by the end of 2016.[2] The updated synergy estimates reflect additional information which has become available regarding optimization of sourcing and shipping logistics, as well as the output of the information technology integration planning work stream that was established after the proposed Combination was first announced. Importantly, these are synergies that could only be achieved through a strategic combination.

•	Successful operators with proven track-record: Chiquita and Fyffes have deep benches of talent at the senior management level, with common management mentality regarding success in the banana industry and operational experience across key functions. By joining forces, Chiquita and Fyffes will be able to leverage the combined expertise of two management teams with highly complementary skills and views on cost efficiency and industry dynamics.

•	Generating increased financial flexibility and a more efficient capital structure: The combination has the capacity to generate significant free cash flow and a combined 2014E pro forma EBITDA of $252-$272 million for ChiquitaFyffes, including estimated synergies.[3] In addition, the Fyffes transaction enables immediate deleveraging, as Chiquita’s net debt to EBITDA ratio in 2013 was 4.9x, whereas pro forma with synergies, the 2013 net debt to EBITDA ratio for ChiquitaFyffes would have been 2.5x.

[2]	There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimates should therefore be read in conjunction with the statement of bases and assumptions for these synergy numbers which are set out in Appendix A of the announcement issued by Chiquita and Fyffes today. The synergy and earnings enhancement statements in this press release should not be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in 2015, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period.

[3]	The combined figures are not projections of how the Combined Group will trade. For illustrative purposes, 2014 estimated combined pro forma EBITDA is stated as Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million with Fyffes estimated 2014 EBITDA stated as $62 million, being the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated on or about August 27, 2014 plus, for comparability purposes, LTM depreciation of €7.1 million (converted to US$ at an exchange rate of $1.3242 to €1.0000), and assumes run-rate synergies of $60 million per revised merger benefits statement.

Chiquita reports its financial results in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In an effort to provide investors with additional information regarding Chiquita's results and to provide more meaningful year-over-year comparisons of the company's financial performance, as well as the measures that management uses to evaluate the company's performance against internal budgets and targets, Chiquita reports certain non-GAAP measures as defined by the SEC. Non-GAAP financial measures should be considered in addition to, and not instead of, U.S. GAAP financial measures, and may differ from non-GAAP measures that other companies use. For information regarding the reconciliation of non-GAAP forecast numbers for 2014 to the most comparable GAAP numbers, reference is made to pages 343-347 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014.

In addition to the significant benefits inherent in our combination with Fyffes, Chiquita shareholders will benefit from the recent outperformance of Fyffes’ business. Fyffes has announced that it has delivered a strong result in the first half of 2014 with adjusted EPS 39.2% higher on a year-over-year basis. Based on its first half performance and continued positive trading conditions early in the second half, Fyffes has increased its target adjusted EBITA for the full year 2014 to the range €38 to €42 million, from €30 to €35 million previously, and compared to €32.7 million for the full year in 2013.4

CHIQUITAFYFFES COMBINATION IS RESULT OF A COMPREHENSIVE PROCESS

The Chiquita/Fyffes combination resulted from a lengthy and thorough process that began in December 2010, when the Chiquita Board established a strategic transaction committee, comprised solely of directors who are “independent” as defined by the New York Stock Exchange, to assist in considering potential strategic alternatives. Since that time the Company has engaged with multiple industry participants regarding a potential transaction. As part of this process, Chiquita’s Board unanimously determined that a combination with Fyffes is in the best interest of Chiquita shareholders and the Board continues to recommend that shareholders vote “FOR” the proposed transaction with Fyffes. To ensure that Chiquita is best positioned to drive value for shareholders, Chiquita has initiated efficiency measures and pricing actions in 2014 for its salads business. This business will remain under close focus.

CHIQUITA BOARD AND MANAGEMENT HAVE TAKEN SIGNIFICANT ACTIONS
TO IMPROVE PERFORMANCE AND HAVE A TRACK RECORD OF
CREATING VALUE FOR SHAREHOLDERS

Chiquita’s Board and management team have been, and continue to be, focused on driving strong performance and shareholder value. In the second half of 2012, the Company developed and began to implement a transformation strategy, ‘Return to the Core’, with the intent to increase profitability in Chiquita’s core bananas and salads business, to drive costs out of the supply chain and to be more competitive in its core markets. Since new management was appointed in October of 2012, the Company has been successfully executing this strategy and, as a result, Chiquita has become a more efficient operator and the Company’s financial results have dramatically improved. Under the new strategy, Chiquita’s EBITDA is set to double from approximately $70 million in 2012 to $130 to $150 million in 20145, and the Company’s stock has outperformed the market appreciating 105.3% from August 7, 2012, when Chiquita announced its restructuring, to the announcement of the proposed Fyffes merger on March 10, 2014.

[4]	Fyffes reports its financial results in accordance with International Financial Reporting Standards ("IFRS"). For information regarding the reconciliation of EBITA to the most comparable GAAP numbers, as well as additional other information regarding Fyffes results and updated forecasts, reference is made to pages 346-347 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014 and to Fyffes interim results which were also announced today.

[5]	See prior note.

Chiquita’s turnaround has been the result of multiple initiatives to drive value in our core operations and product offering. As part of the “Return to the Core” strategy, Chiquita has restructured its value chain, achieved significant SG&A savings, and taken key pricing actions. Selected measures include:

•	SG&A rationalization that has reduced SG&A by $75 million, 220 basis points 2011 – LTM 6/30/14;
•	Exited non-core businesses, including avocados and grapes, smoothies, fruit chips, fresh cut fruit and juice bars, that contributed negative EBIT (earnings before interest and taxes);
•	Implemented agronomic and tropical fruit value chain efficiency actions and infrastructure improvements improving productivity per hectare 12% on owned farms and contributing $35 million of combined efficiency benefits in 2013;
•	Consolidated and modernized the Fresh Express production infrastructure, replacing four inefficient facilities with a single Midwest operation that is now fully complete and performing to expectations;
•	Successfully entered the private label value added salads space;
•	Invested in quality, service and innovation actions and capabilities to support our premium branded fresh businesses;
•	Implemented banana pricing actions in Europe (2013) and North America (2014);
•	Implemented value-added salads packaging efficiency and pricing actions with effect from July, 2014; and
•	Accelerated investment in Core R&D, including work on new banana varietals and disease-resistant plants, and salads blends and kits innovations.

As outlined above, Chiquita’s Board and management team have delivered tangible results and proven their ability to achieve cost savings as demonstrated by the transformation of Chiquita into an efficient global sourcing and logistics company providing premium quality bananas and salads to consumers at the right value.

The Board and management continue to evaluate the business and look for ways to further improve performance and drive efficiencies. To that end, Chiquita announced today a range of efficiency initiatives anticipated to reduce Chiquita’s costs by approximately $14 to 16 million. In order to achieve these savings, Chiquita's current US-Gulf shipping rotation will be replaced with larger, more efficient vessels allowing for some costs and stowage capacity to be shared with a third-party shipping partner, resulting in lower per unit shipping costs for both. Chiquita anticipates that these savings will begin impacting Chiquita’s results late in the fourth quarter of 2014 and will be fully implemented in 2015, helping ensure that Chiquita remains on track to achieve its long-term financial objectives.6 Chiquita has confirmed that the Chiquita profit forecast for the fiscal year ending December 31, 2014 contained in its proxy statement dated August 6, 2014 remains valid for the purpose of the combination.

[6]	Chiquita’s statement of anticipated savings in this press release should not be construed as a synergy statement or other statement or estimate of the anticipated financial effects of the combination.

THE CUTRALE GROUP AND THE SAFRA GROUP (“CUTRALE / SAFRA”) $13.00 OFFER IS INADEQUATE, UNCERTAIN AND NOT IN THE BEST INTERESTS OF CHIQUITA SHAREHOLDERS

As previously announced, after careful consultation with its legal and financial advisors, our Board unanimously determined that the Group’s unsolicited offer is inadequate and not in the best interests of Chiquita shareholders. Having made such a determination, Chiquita determined not to furnish information to, and have discussions and negotiations with, the Cutrale Group and the Safra Group at this time. The Board firmly believes that doing so in response to an inadequate and highly conditional offer is unlikely to result in a superior proposal. In reaching its decision, the Board took into account, among others, the following factors:

•	Board's belief that Chiquita/Fyffes could trade at prices in excess of $13/share post-closing, once trading multiples reflect the synergies as they begin to be realized
•	Fact that the market is valuing Chiquita’s stock at greater than $13/share[7]
o	Chiquita stock has traded above, and remained above, $13 since the Cutrale / Safra’s offer was made public on August 11, 2014
•	Cutrale / Safra offer is conditional and uncertain. Cutrale / Safra:
o	Submitted a highly conditional, non-binding proposal, including a condition on due diligence, and have not provided any detail on financing
o	Have no experience in the banana or salads industries which adds significant uncertainty to the outcome and length of due diligence
o	To our knowledge, do not have any significant history of successfully completing M&A
o	Had the opportunity to offer adequate value but did not
•	Board's belief that offer is opportunistic and not reflective of inherent value of ChiquitaFyffes, as described below

The Cutrale / Safra offer, in our judgment, is not a compelling alternative to ChiquitaFyffes as it limits the ability of Chiquita shareholders to realize long-term value and the offer itself is opportunistic, at a low premium and a low multiple off a weak point in the stock price. Chiquita is in the midst of a turnaround initiated by new management and is also about to close on a merger that would create a leading global produce company with financial flexibility, significant cash flows and a more efficient capital structure.

Approving the ChiquitaFyffes merger maintains the option for shareholders to secure a premium on the combined value, at the right price that give effect to Chiquita's transformation plan and the benefits of the combination, whereas an offer at $13 per share does not provide shareholders with adequate value for a combined ChiquitaFyffes. Essentially, Chiquita shareholders are being asked to vote down a value-creating merger vs. the alternative of Chiquita stand-alone, as there is no deal for Chiquita at an adequate price. ChiquitaFyffes post-merger is a better and more valuable business than Chiquita stand-alone without the proposed merger.

YOUR VOTE IS EXTREMELY IMPORTANT

Your vote is extremely important regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, we urge you to vote FOR the transaction by signing, dating and returning the enclosed proxy card at your earliest convenience. Internet and telephone voting options are also available and easy to follow instructions may be found in your proxy. The method by which you vote does not limit your right to vote in person at the special meeting. We strongly encourage you to vote.

[7]	Bloomberg

In addition to Alliance Advisors, LLC, whose contact information is contained in Chiquita's Proxy Statement, shareholders may also contact MacKenzie Partners Inc. with any questions or for assistance in submitting their proxy. Contact information for MacKenzie Partners is set forth below.

105 Madison Avenue New York, NY 10016 proxy@mackenziepartners.com (212) 929-5500 (Call Collect) Or TOLL-FREE (800) 322-2885

Chiquita remains committed to completing our transaction with Fyffes, which we believe will create a combined company that is better positioned to succeed in a highly competitive marketplace while driving strong performance and value for shareholders who can participate in the significant upside potential of the company.

Thank you for your support.

Sincerely,

Edward F. Lonergan

President and Chief Executive Officer

No Offer and Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Chiquita Contacts:

Investors

Steve Himes

1 980-636-5636

shimes@chiquita.com

Media

Ed Loyd

1 980-636-5145

eloyd@chiquita.com

Kelly Sullivan, Averell Withers or Joe Berg

Joele Frank, Wilkinson Brimmer Katcher

1 212-355-4449